July 24, 2020

VIA EDGAR

Ms. Asia Timmons-Pierce

Ms. Sherry Haywood

Mr. Kevin Stertzel

Mr. Ernest Greene

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                Li Auto Inc. (CIK No. 0001791706)

Registration Statement on Form F-1 (File No. 333-239812)

Dear Ms. Timmons-Pierce, Ms. Haywood, Mr. Stertzel, and Mr. Greene:

On behalf of our client, Li Auto Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with a price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comments contained in the letter from the staff of the Commission (the “Staff”) dated July 22, 2020. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement. In addition to addressing the Staff’s comments, the Company has included in the Registration Statement other information and data to reflect recent developments.

The Company respectfully advises the Staff that the Company plans to commence the road show for the proposed offering on or about July 25, 2020. In addition, the Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about July 29, 2020, and will file joint acceleration requests in time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

To facilitate your review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on July 10, 2020, and two copies of the filed exhibits.

Form F-1 Filed July 10, 2020

Jurisdiction and Arbitration, page 189

1.                                      Please clearly disclose whether the exclusive forum provision applies to claims arising under the Exchange Act or the Securities Act in this section and on page 61.

In response to the Staff’s comments, the Company has added the referenced disclosures on pages 63 and 195 of the Registration Statement.

2.                                      Please revise to clarify, if true, that the arbitration provision does not apply to claims arising under the Securities Act or Exchange Act. Please revise your disclosure to clarify whether purchasers in a secondary transaction would be subject to this provision.

The Company confirms that the arbitration provisions in the deposit agreement only govern disputes or differences arising from or in connection with the relationship created by the deposit agreement and expressly state that they do not preclude any investor from bringing a claim arising under the Securities Act or the Exchange Act and that no disclaimer of liability under the Securities Act or the Exchange Act is intended by any provision of the deposit agreement.

In response to the Staff’s comments, the Company has revised the referenced disclosures on pages 67 and 195 of the Registration Statement.

3.                                      We note your disclosure that the deposit agreement contains provisions that irrevocably waive any right to a trial by jury in any lawsuit or proceeding against the depositary or the company related to the company’s shares, the ADSs or the deposit agreement. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please clarify whether purchasers in a secondary transaction would be subject to this provision.

In response to the Staff’s comments, the Company has revised the referenced disclosures on pages 64 and 195 of the Registration Statement.

General

4.                                      We note your disclosure that Inspired Elite Investments Limited has special rights under the investor rights agreement, including the right to right to appoint, remove, and replace one director. We also note the Founder Entity has special rights, including the right to appoint, remove, and replace one director. Please revise your summary to reflect these special rights and include appropriate risk factor disclosure. Please also consider updating page 156 to reflect board appointment rights of Elite Investments Limited.

In response to the Staff’s comments, the Company has revised the referenced disclosures on page 161 of the Registration Statement and added a new risk factor on page 59 of the Registration Statement. The Company respectfully clarifies to the Staff that the special right of the Founder Entity is stipulated in the Company’s fourth amended and restated memorandum and articles of association, while the investor rights agreement is solely relating to the special rights of Inspired Elite Investments Limited.

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If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Walter Zhang, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 (10) 6533-2955 or via email at walter.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Xiang Li, Chairman and Chief Executive Officer, Li Auto Inc.

Yanan Shen, Director and President, Li Auto Inc.

Tie Li, Director and Chief Financial Officer, Li Auto Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP